Exhibit 1

The Yucaipa Companies

Ron Burkle

August 30, 2013

Jason Kalisman	via e-mail: JTK@talismangi.com
Interim CEO	and Federal Express
Morgans Hotel Group Co.	Airbill Number: 796586073386
475 Tenth Avenue
New York, NY 10018

Dear Jason:

Without question, you could tell I was extremely frustrated by the way things were handled at your board meeting on August 29th. Since you took over you have not given one update as to any sales process or inquiries. I believe you are in breach of your obligation to provide us with observation rights as well as your fiduciary duties to the stockholders of the company. Please keep in mind that we have over $200 million of your debt and in the money warrants for approximately 30% of your stock, but you act like your less than 15 percent is sole control.

For reasons only you and your family know, you have chosen to pay a 4% penalty interest on approximately $100 million in preferred for not putting a Yucaipa representative on your board. That’s more than 10 thousand dollars per day you’ve decided the shareholders should pay to not hear our opinions. With a board full of cousins you’re afraid to have one other voice in the room. Are you afraid one of your cousins won’t agree with you? Should the shareholders pay 4 million dollars per year for your insecurities? Because we don’t have a seat, we are supposed to have real observation rights. Yours truly, Ira Tochner and Brad Nugent have signed confidentiality agreements to be allowed to be “observers”. That’s fine, you pay us 4 million dollars to not talk . . . we understand we don’t have a right to comment or vote, but you cannot exclude us from discussions of company refinancings, new CEOs, terminated CEOs and like matters. If the board is discussing litigation matters associated with Yucaipa it’s obvious we should be excluded, but that should be about it.

The entire incident with Michael Gross is a great example of not keeping the board informed or board observers informed of what’s going on. Mr. Gross sent a notice of resignation to you weeks ago because he had not been offered a board seat as required by his employment contract. My understanding is he was threatened with litigation if he didn’t withdraw his notice. You did this hours before the SEC notice was required and you did not discuss it with the

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Jason Kalisman

August 30, 2013

board. How in the world is this not a board issue? Who authorized you to threaten him? Did he send the letter to the entire board? None of these matters were disclosed to the board for well over a month. Instead, the board only found out about Michael Gross’ departure and his exit package at the August 29th board meeting within a few hours of when you were required to file an 8K on the entire matter - at best this is poor governance, at worst it’s probably a violation of the securities law concerning disclosure of material information involving the company.

I understand that you are a stockholder (along with members of your family) but we have more upside through our warrants and are bigger stake holders through our converts and preferred than you and your entire family by a multiple of about 10x and we are not being treated equitably or fairly.

We have a lot of experience in the hospitality sector, we own a tremendous number of hospitality investments, including hotels and hostels and have a lot of experience in building, renovating and managing those facilities that you do not - that experience and resource is being ignored. In fact you are paying us 4 million dollars per year to not hear it. Now you are paying Michael Gross over a million dollars to not have his experience or his relationships. Why and in whose best interest is this?

I’ve heard comments through your associates that it would be “a cold day in hell” before Yucaipa owns the Delano Hotel. This is indeed an unfortunate statement. You should be looking to the best interest of the stockholders, not what you think is in the best interest of you and your family.

Stop acting like a spoiled child. Stop playing with the company as though it’s your new toy. Get Morgans on the market and sell it to an appropriate buyer. It’s time to sell now for all stockholders benefit. Ask your mother to buy you something else.

We expect in the future that our board observation rights will be observed to the fullest extent intended by the agreements between us and that you will quickly follow up on those who have expressed an interest in the sales process.

Sincerely,

/s/ Ron Burkle
Ron Burkle